SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

DAMON INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

235750106

(CUSIP Number)

Damon Jay Giraud

342 15th Street W

North Vancouver, British Columbia V7M 1S5

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 235750106

1	Name of reporting person
Damon Jay Giraud

2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)

3	SEC use only

4	Source of funds (See Instructions)

☐ Subject Company - Company whose securities are being acquired (SC)
☐ Bank (BK)
☐ Affiliate - Affiliate or reporting person (AF)
☐ Working Capital - Working Capital of reporting person (WC)
☐ Personal Funds - Personal Funds of reporting person (PF)
☒ Other (OO)

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or place of organization
Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
535,996 (1)

	8	Shared Voting Power
1,381,039 (2)

	9	Sole Dispositive Power
535,996 (1)

	10	Shared Dispositive Power
1,381,039 (2)

11	Aggregate amount beneficially owned by each reporting person
1,917,035

12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐

13	Percent of class represented by amount in Row (11)
9.0%(3)

14	Type of Reporting Person (See Instructions)

☐ Broker Dealer (BD)	☐ Bank (BK)
☐ Church Plan (CP)	☐ Corporation (CO)
☐ Employee Benefit Plan or Endowment Fund (EP)	☒ Individual (IN)
☐ Investment Adviser (IA)	☐ Insurance Company (IC)
☐ Investment Company (IV)	☐ Parent Holding Company/Control Person (HC))
☐ Partnership (PN)	☐ Savings Association (SA)
☐ Other (OO)

Comment for Type of Reporting Person:

(1)	Represents (a) 10,142 common shares of Damon Inc. (the “Company” or the “Issuer”) and (b) 525,854 common shares issuable upon exercise of options to purchase common shares which are immediately exercisable, both directly owned by Mr. Giraud.
(2)	Represents 1,381,039 common shares owned by Lime Dragon Holdings Corp. (“Lime Dragon”), of which Mr. Giraud serves as the sole director and sole shareholder.
(3)	The percentage ownership is based upon 20,767,610 common shares issued and outstanding as of December 4, 2024, as advised by the Company.

SCHEDULE 13D

CUSIP No. 235750106

1	Name of reporting person
Lime Dragon Holdings Corp.

2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)

3	SEC use only

4	Source of funds (See Instructions)

☐ Subject Company - Company whose securities are being acquired (SC)
☐ Bank (BK)
☐ Affiliate - Affiliate or reporting person (AF)
☐ Working Capital - Working Capital of reporting person (WC)
☐ Personal Funds - Personal Funds of reporting person (PF)
☒ Other (OO)

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or place of organization
British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
1,381,039 (1)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
1,381,039 (1)

11	Aggregate amount beneficially owned by each reporting person
1,381,039

12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐

13	Percent of class represented by amount in Row (11)
6.7%(2)

14	Type of Reporting Person (See Instructions)

☐ Broker Dealer (BD)	☐ Bank (BK)
☐ Church Plan (CP)	☒ Corporation (CO)
☐ Employee Benefit Plan or Endowment Fund (EP)	☐ Individual (IN)
☐ Investment Adviser (IA)	☐ Insurance Company (IC)
☐ Investment Company (IV)	☐ Parent Holding Company/Control Person (HC))
☐ Partnership (PN)	☐ Savings Association (SA)
☒ Other (OO)

Comment for Type of Reporting Person:

(1)	Represents 1,381,039 common shares directly owned by Lime Dragon Holdings Corp.
(2)	The percentage ownership is based upon 20,767,610 common shares issued and outstanding as of December 4, 2024, as advised by the Company.

Explanatory Note

The Reporting Persons are filing this Amendment No. 1 to Schedule 13D (this “Statement”) solely to reflect (i) the conversion in full of the Issuer’s Multiple Voting Shares into the Issuer’s common shares on a one-for-one basis (the “Conversion”), (ii) the number of the Issuer’s common shares that are outstanding following the Conversion and (iii) the Reporting Person, Damon Jay Giraud’s resignation from all officer and director positions with the Company of the Issuer, effective December 4, 2024. Except as amended or supplemented in this Statement, all other information is as set forth in the Reporting Persons’ prior filing.

SCHEDULE 13D

Item 2.	Identity and Background

Item 2: Identity and Background: If the person filing this statement or any person enumerated in instruction C of this statement is a corporation, general partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this item, If the person filing this statement or any person enumerated in instruction C is a natural person, provide the information specified in (a)(A) through (f) of this item with respect to such person(s).

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

The principal occupation of Mr. Giraud is serving as the sole director of Lime Dragon. The principal business of Lime Dragon is holding investments in the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in section 3(a)( A )(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

Source and Amount of Funds or Other Consideration

On November 13, 2024, Damon Inc. (the “Company”), previously known as Grafiti Holding Inc., consummated its business combination (the “Business Combination”) with Damon Motors Inc. pursuant to a Business Combination Agreement, dated October 23, 2024, among the Company, Damon Motors Inc., XTI Aerospace Inc. and 1444842 B.C. Ltd. (as amended, the “Business Combination Agreement”). The subject shares were acquired in exchange for certain securities held by the Reporting Persons in Damon Motors Inc. immediately prior to the closing, which, pursuant to the Business Combination Agreement, converted into Multiple Voting Shares of the Company. On December 4, 2024, the Multiple Voting Shares were automatically converted into common shares on a one-for-one basis upon Mr. Giraud’s resignation from all officer and director positions with the Company pursuant to the terms of his Founder Agreement with the Company. In addition and also pursuant to the Business Combination Agreement, options to purchase common shares of Damon Motors Inc. were converted into options of the Company, which are immediately exercisable. Except as described above in this Item 3, the Reporting Persons did not pay any cash or other consideration for the shares reported on this Schedule 13D.

Item 4.	Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act;or

(j)	Any action similar to any of those enumerated above.

Purpose of Transaction

On December 4, 2024, Mr. Giraud resigned from all officer and director positions with the Issuer. Pursuant to his Founder Agreement with the Issuer, the Multiple Voting Shares held by the Reporting Persons were automatically converted to common shares of the Issuer.

Except as set forth above, the Reporting Persons do not have any present plans or proposals which relate to, or would result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons may, from time to time, review or reconsider their position and formulate plans or proposals with respect to paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of section 13(d)(3) of the Act;

(a)	Aggregate Number and Percentage of the Class of Securities Identified

The aggregate number and percentage of the common shares beneficially owned by each Reporting Person and the number of common shares as to which there is sole power to vote or to direct the vote, shares power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of, and the footnotes included on, the applicable cover pages of this Schedule 13D, all of which are incorporated herein by reference.

For each person named in response to paragraph (a)(A ),indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

(b)	Number of Shares

The aggregate number and percentage of the common shares beneficially owned by each Reporting Person and the number of common shares as to which there is sole power to vote or to direct the vote, shares power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of, and the footnotes included on, the applicable cover pages of this Schedule 13D, all of which are incorporated herein by reference.

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 130 (§ 240.13d-101),whichever is less, by the persons named in response to paragraph (a).

Instruction. The description of a transaction required by Item S(c) shall include, but not necessarily be limited to:(1) The identity of the person covered by Item S(c) who effected the transaction;(2) the date of transaction;(3) the amount of securities involved;(4) the price per share or unit; and (S) where and how the transaction was effected.

(c)	Transaction Description

Except as described in Item 4, during the past 60 days neither of the Reporting Persons has effected any transactions in the Common Shares.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

(d)	Statement and listing of Shareholders

None.

If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

(e)	State the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities

Not applicable.

Schedule 13D: Signature

The original statement shall be signed by each person on whose behalf the statement is filed or such person’s authorized representative. If the statement is signed on behalf of a person by such person’s authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath such person’s signature.

Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Reporting Person/Group Name:	Damon Jay Giraud Lime Dragon Holdings Corp.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

/s/ Damon Jay Giraud

By (Signature)

Damon Jay Giraud, individually and as representative of Lime Dragon Holdings Corp.

By (Name/Title)

December 6, 2024

Date

If you need to incorporate by reference your power of attorney, specify the information below.

Comments (Optional)